RELIANCE
Anil Dhirubhai Ambani Group


06017835

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

16th October 2006

Mr. Paul M. Dudek Securities and Exchange Commission Division of Corporation Finance Office of International Corporate Finance 100 F Street, NE Washington, DC 20549 USA	**Exemption No : 82-35009**

Dear Sirs,

Sub: Issue of Foreign Currency Convertible Bonds (FCCBs)

This has reference to our letters dated 10th May, 2006 and 30th June, 2006 informing you of the Company's decision to make an international offering of Foreign Currency Convertible Bonds (FCCBs) upto an aggregate amount of US$ 300 million.

We wish to further inform you that the Company has today issued the said FCCBs aggregating USD 300 million. The FCCBs, which carry a coupon of 4.928% have a maturity period of 5 years and 1 day and are not listed.

The FCCBs, if fully converted into equity shares, will result in increasing the capital of the Company from 1,34,31,30,422 equity shares of Rs. 5 each to 1,86,94,57,345 equity shares.

Barclays Capital was the Sole Manager and Bookrunner for the transaction.

Kindly inform the members accordingly.

Yours faithfully
For Reliance Natural Resources Limited




Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

